

May 16, 2013

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

Re: Guggenheim Defined Portfolios, Series 1050
        File Nos. 333-188048 and 811-03763

Dear Mr. Fess,

On April 19, 2013, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1050 (the "Fund"), consisting of a unit investment trust, Mergers and Acquisitions Portfolio, Series 1 (the "Trust"). A pre-effective amendment for the Fund was filed on April 26, 2013. We have reviewed the pre-effective amendment, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.   Since the name of the Trust is the "Mergers and Acquisitions Portfolio," please provide a policy to invest, under normal circumstances, at least 80% of the value of the Trust's assets in "mergers and acquisitions" securities, and provide the criteria used to determine whether an investment is a "mergers and acquisitions" security (e.g., companies currently engaged in a merger or acquisition). See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

Investment Summary — Security Selection

2.   The third paragraph of this section states that no more than 35% of the portfolio will be invested in a single sector. Disclosure in the Principal Risks section states that the Trust will be concentrated in the financial sector. Please disclose in the Principal Investment Strategy section that the Trust will be concentrated in the financial sector, and that no more than 35% of the portfolio will be invested in a single sector.

GENERAL COMMENTS

3.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

4.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

5.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

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Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•   the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

                                        Sincerely,

                                        /s/ Edward P. Bartz

                                        Edward P. Bartz
                                        Staff Attorney